UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

Worldwide Stages, Inc.

(Exact name of issuer as specified in its charter)

Tennessee	92-3252193
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5000 Northfield Lane, Spring Hill, Tennessee 37174

(Full mailing address of principal executive offices)

615-341-5900

(Issuer’s telephone number, including area code)

Cautionary Note Regarding Forward-Looking Statements

This Semi-Annual Report on Form 1-SA (the “Report”) of Worldwide Stages, Inc., a Tennessee corporation (which, together with the predecessor companies described in this Report, is referred to as “we,” “us,” “our” or “the Company”), contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Report or in our other filings with the Securities and Exchange Commission (“SEC”). Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. The matters summarized below and elsewhere in this Report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reference is made to Item 1 (Business) and Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of the Annual Report on Form 1-K (the “2023 Form 1-K”) of Worldwide Stages, Inc. (“us”, “we”, “our” or the “Company”) for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on December 31, 2024, which are incorporated herein by this reference. For more information about us and the development of our business since formation, please refer to our Offering Circular dated September 26, 2023, filed with the SEC pursuant to Securities Act Rule 253(g)(2) on September 26, 2023 (the “Offering Circular”).

As previously reported, the Company was formed March 23, 2023 solely for the purpose of a “roll up” transaction, and immediately following qualification by the SEC of its Regulation A Offering Statement succeeded to the business and operations, of its three predecessor companies: Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, and Worldwide Stages Spring Hill Realty, LLC (as successor in interest of these predecessor companies by merger effective August 10, 2023). For purposes of comparison, the unaudited financial statements and commentary on such financial statements set out in this report compare the consolidated financials of the predecessor companies prior to the merger with the financials of the Company as the survivor of the “roll up”/merger of the predecessors into the Company (for the same period of operations).

During the first half of 2024, certain of the officers of the Company (including the CEO) continued to voluntarily defer a portion of their compensation. All such deferrals were accrued by the Company. The Company also deferred certain payroll obligations beginning in May, 2024 and began a series of furloughs in June, 2024. All such deferrals (except those owing to the CEO) were paid out of the proceeds of the JGB Loan. See Note 6 to Notes to Consolidated Financial Statements as of June 30, 2024 (Subsequent Events) in Item 3 of this report.

Operating Results

For the six months ended June 30, 2024, our total revenue was $836,068, compared to $1,298,412 during the comparable period in 2023. This decrease was primarily due to the lack of TV and film industry production during this reporting period (both industry-wide and at our facility), along with reduced demand for tour production venues by the music industry. Facility Revenue increased slightly during this reporting period as the Company replaced the longer term leases that expired in 2023 with new commercial tenants. As a result of the foregoing, despite the loss of TV and film production revenues during this reporting period our gross profit increased slightly for this reporting period over the comparable period in 2023 (primarily as a result of a reduced cost of goods).

Total operating expenses during the six-month period ended June 30, 2024 were $1,923,188 compared with $2,292,248 for the comparable period in 2023. The decrease in costs resulted from across-the-board reductions in building maintenance, personnel, legal and professional fees, and other operating costs.

As a result of the foregoing, our net loss for the six-month period ended June 30, 2024 was $1,304,345 compared to a net loss of $1,762,778 for the comparable period in 2023.

Liquidity and Capital Resources

As of June 30, 2024, we had cash on hand of $55,216 (compared to $440,836 cash on hand at the end of the comparable period in 2023). As of June 30, 2024 our cash reserve was $1,707,576 (compared to $1,950,000 at the end of the comparable period in 2023); this reduction was the result of payment of certain interest and fees paid to CapStar Bank under the Company’s LOC from such reserve.

Accounts Payables, Accrued Expenses, and Deferred Revenue also increased significantly during this reporting period over the comparable period for 2023.

1

During the first few months of 2024, Company continued to be unable to raise significant equity from its Regulation A offering (and the Company ceased the offer to sell and sale of its securities pursuant to this Regulation A Offering when it was unable to timely file its 1-K for the 2023 reporting period).

As of June 30, 2024, the Company continued to have liquidity needs. The Company has been and will continue exploring other capital sources in order to satisfy the Company’s obligations and finance its operating deficits. However, no assurances can be given that the Company will be successful in obtaining a new source of capital or what the terms of such capital might be. Given such continuing obligations and deficits, there can be no assurance that the Company will successfully resolve all of its outstanding obligations, in which case the Company could experience issues in continuing as a going concern. See “Other Information” below.

Item 2. Other Information

Reference is made to Item 6 (Other Information) of the 2023 Form 1-K, which is incorporated herein by this reference.

2

Item 3. Financial Statements

Consolidated Balance Sheets as of June 30, 2024 (Unaudited)

(Consolidated Balance Sheets Worldwide Stages, Inc. as of June 30, 2024

and of Worldwide Stages, LLC and subsidiaries as of June 30, 2023)

Worldwide Stages

Consolidated Balance Sheets

(Unaudited)

	For the Period Ended June 30
	(Unaudited)	(Unaudited)
	2024	2023
ASSETS
Current Assets
Bank Accounts	55,216	440,836
Cash Reserve	1,707,576	1,950,000
Deposits - Utilities	58,000	58,000
Prepaid Expenses	13,813	163,238
Other Current Assets
Accounts Receivable	99,766	88,745
Total Current Assets	1,934,371	2,700,819
Fixed Assets
PP&E	347,161	444,608
Land	4,167,871	4,167,871
Building	5,286,658	5,286,658
Buildings & Land Improvement	5,393,865	5,312,097
Furniture & Fixtures	385,394	385,394
Sound Stage Building	318,827	399,168
Accumulated Depreciation	(1,116,108)	(746,319)
Total Fixed Assets	14,783,668	15,249,477
TOTAL ASSETS	16,718,039	17,950,296

LIABILITIES AND EQUITY
Other Current Liabilties
Accounts Payable	719,045	93,390
Accrued Expenses	1,455,693	206,127
Deferred Revenue	681,485	56,120
Shareholder/Member Equity Liability - current	4,287,500	4,287,500
Term Loans	1,250,001	1,250,001
Total Current Liabilities	8,393,724	5,893,138
Shareholder/Member Equity Liability - non current	1,912,500	1,912,500
Long Term Liabilities	7,304,643	7,360,000

Commitments and Contingencies
Total Liabilities	17,610,867	15,165,638

Equity
Common Stock	1,725,000
Preferred Stock	11,270,936
Members’ Contributions		1,725,000
Non Controlling Interest		15,312,490
Repurchase of Shareholder/Member Units	(8,448,500)	(8,448,500)
Accumulated Deficit	(5,440,264)	(5,804,332)
Total Equity	(892,828)	2,784,658
TOTAL LIABILITIES AND EQUITY	16,718,039	17,950,296

See Notes to Financial Statements

Consolidated Statement of Operations for the Six Months Ending June 30, 2024 and June 30, 2023

(Consolidated Statement of Operations of Worldwide Stages, Inc. for six months ending June 30, 2024 and of Worldwide Stages, LLC and subsidiaries for six months ending June 30, 2023)

Worldwide Stages

Consolidated Statements of Operations

(Unaudited)

	For the Six Months Ending June 30
	(Unaudited)	(Unaudited)
	2024	2023
Income
Facility Revenue	487,023	482,356
Food Services Revenue		-
Client Services Revenue	349,045	816,056
Total Income	836,068	1,298,412

Cost of Goods Sold	44,019	541,010

Gross Profit	792,049	757,402

Expenses
Advertising and Marketing	3,724	26,272
Consulting & Board Fees	210,000	225,000
Depreciation and Amortization	206,475	202,546
Insurance	108,552	120,139
Internet and Communications	10,813	12,953
Building Maintenance and Utilities	275,314	265,293
Other Operating Expenses	101,776	171,281
Personnel Expenses	809,902	811,977
Professional and Legal Fees	131,512	289,278
Property and Excise Taxes	65,120	63,342
Property Management		104,167
Total Expenses	1,923,188	2,292,248

Other Income and Expenses
Other Income	51,335
Interest Income		1,601
Interest Expense	(224,541)	(214,533)
Other Expense		(15,000)
Total Other Income	(173,206)	(227,932)

Net Loss	(1,304,345)	(1,762,778)

See Notes to Financial Statements

Statement of Changes in Members’ Equity

The table below sets forth, immediately after the Reorganization and Plan of Merger following the qualification of the Regulation A Offering, certain information regarding the beneficial ownership of our outstanding shares for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding shares and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding shares. Each person named in the table has sole voting and investment power with respect to all of the shares shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Security Holder	Class A Common	Class A Preferred	Class B Preferred
Issued	5,500,000	3,000,000	2,500,000

Mark Long	839,695	274,809	91,603
Shane Ellis	839,695	274,809	91,603
Kelly Frey	2,854,962	934,351	311,450
Valiant Worldwide Stages Re Cap, LLC	965,649	316,031	105,344
Valiant Worldwide Stages Spring Hill, LLC		1,200,000	400,000
Valiant Worldwide Stages Spring Hill Reality, LLC			1,500,000

The senior management of Valiant Wealth Management, LLC owns Valiant Worldwide Stages Re Cap, LLC. Valiant Op Co and Valiant Prop Co are owned by various/different sets of investors whose funds are managed by the senior management of Valiant.

See Notes to Financial Statements

Consolidated Statement of Cash Flows for the Six Months Ending June 30, 2024 and June 30, 2023

(Consolidated Statement of Cash Flows of Worldwide Stages, Inc. for six months ending June 30, 2024 and of Worldwide Stages, LLC and subsidiaries for six months ending June 30, 2023)

Worldwide Stages

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ending June 30
	(Unaudited)	(Unaudited)
	2024	2023
OPERATING ACTIVITIES
Net Loss	(1,304,345)	(1,762,778)
Adjustments to reconcile Net Income to Net Cash used in operations:
Accumulated Depreciation	206,476	202,546
Total Adjustments to reconcile Net Income to Net Cash used in operations	206,476	202,546
Changes in Operating Assets and Liabilities
Accounts Receivable	(60,475)	(73,345)
Prepaid Expenses	16,599	1,884
Other Currrent Assets	890	80,000
Accounts Payable and Accrued Expenses	770,266	(323,129)
Deferred Revenue	252,555
Total Changes in Opearting Assets and Liabilities	979,835	(314,590)
Net Cash used in operating activities	(118,034)	(1,874,822)

INVESTING ACTIVITIES
PP&E	-	(22,311)
Land	-	(183,200)
Building	-
Building Improvements	-	(380,924)
Land Improvements	-	(56,094)
Furniture & Fixtures	-	(13,590)
Sound Stage Building	-	(249,168)
Construction in Progress	-	371,765
Net cash used in investing activities	-	(533,522)

FINANCING ACTIVITES
Long Term Debt	(55,357)
Net cash provided by financing activities	(55,357)	-

NET CASH INCREASE (DECREASE) FOR PERIOD	(173,391)	(2,408,344)
CASH AT BEGINNING OF PERIOD	1,936,183	4,799,180
CASH AT END OF PERIOD	1,762,792	2,390,836

See Notes to Financial Statements

WORLDWIDE STAGES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 (Unaudited)

NOTE 1: NATURE OF OPERATIONS

Worldwide Stages, Inc. was formed March 23, 2023 solely for the purpose of a “roll up” transaction, and immediately following qualification by the SEC of its Regulation A Offering Statement succeeded to the business and operations, of its three predecessor companies: Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, and Worldwide Stages Spring Hill Realty, LLC (as successor in interest of these predecessor companies by merger effective August 10, 2023). For purposes of comparison, the unaudited financial statements and commentary on such financial statements set out in this report compare the consolidated financials of the predecessor companies prior to the merger with the financials of the Company as the survivor of the “roll up”/merger of the predecessors into the Company (for the same period of operations).

We own and operate a 320,000 square foot professional production facility on 38 acres south of Nashville (“Music City USA”), Tennessee. Companies use the professional production facilities to produce feature films and for broadcast/streaming/OTT (over-the-top)/cable television programming, music/concert tours, corporate ads, and other types of entertainment or informational content.

The Company also leases areas within its facility to commercial clients and to specialty vendors in the production industry. Some of those specialty vendors also include revenue share agreements for production services and equipment used within the Company’s facility.

The Company also leases both short- and long-term rental spaces and its production facilities to commercial tenants as venues for special events.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Segment Reporting

The Chief Operating Decision Maker (CODM) is Kelly Frey, CEO of the Company. The CODM has determined that the Company has only one reportable segment of operations. Income and expenses of the Company are all consolidated into one set of financial statements, without reference to segmentation or any discretionary decisions with respect to segmentation of operations by the CODM.

Basis of Consolidation

The consolidated financial statements of the Company for 2024 are for Worldwide Stages, Inc. (as successor in interest to its predecessors). For purposes of comparison, the consolidated financial statements in this report for the comparable period for 2023 are for Worldwide Stages, LLC and its subsidiaries (being all of the predecessors). All intercompany balances and transactions have been eliminated. The financial statements of the subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies in all material respects.

Basis of Presentation and Liquidity

These financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after elimination of significant intercompany balances and transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Specific accounts that require management estimates include, but are not limited to, estimating the useful lives of property and equipment, certain estimates required within revenue recognition, estimating fair values of Company’s common stock, share-based awards and warrant liabilities, inclusive of any contingent assets and liabilities. Actual results could differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each banking institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of June 30, 2024, the Company had contracted with its depository banking institution (Old National Bank, as successor by merger with CapStar Bank) for overnight “sweep services” pursuant to which all amounts on deposit in excess of the FDIC insured limit were allocated under the Insured Cash Sweeps (ICS) system (sweep accounts spread funds across a network of FDIC-insured banks to provide up to $150 million in FDIC coverage).

Cash and cash equivalents on hand was $1,762,792 as of June 30, 2024 (consisting of $55,216 of bank deposits and $1,707,576 of restricted compensating deposits).

Restricted Cash

The Company has restricted cash of $1,707,576 as collateral for the Company’s LOC; however, pending integration of CapStar Bank with Old National Bank the restricted cash was being made available for payment of interest and fees on the outstanding indebtedness under the Company’s LOC.

Income Tax Policy

The Company is a C Corporation. Accordingly, under the Internal Revenue Code, the company will pay corporate taxes on earnings before distributing profits to members in the form of dividends. Individual shareholders will then be subject to personal income taxes on the dividends they receive. During the reporting period covered by these statements, the Company operated at a loss (such that no provision for payment of income tax was required nor has been recorded in the statements).

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company primarily recognizes production and event revenue in the same period as the event itself occurs, in accordance with ASC 606.

For production and event revenue that may occur over multiple accounting periods, the company recognizes such revenue across the period of time in which the production occurs, as services are delivered.

Payment for production and event revenue is typically collected within 15 days of the event date or once all terms have been satisfied.

The Company also enters into Short Term (month-to-month) rental lease agreements with tenants for the rent of space in its facility. Both Long- and Short-Term lease revenue is recognized in the period in which the rent revenue is received. Both Long- and Short-Term leases have options to renew or extend and are negotiated individually.

NOTE 3: DEBT OBLIGATIONS

Term Loans

a)	The Company obtained a $13.80 million Line of Credit Acquisition and Renovation (the “LOC”) from a local bank (“CapStar Bank”) in 2021. A total of $7.360 million was drawn against that LOC on May 27. 2021 for the original acquisition of the Current Facilities. CapStar Bank would not advance any further draws after acquisition. The outstanding balance on the LOC was $7.360 million as of June 30, 2024 and all payments of interest against the LOC have been paid by the Company through the date of this filing. The LOC is secured by a mortgage on the real estate owned by the Company/Current Facilities and a security interest in “all assets” of the Company. The LOC originally provided for conversion from “interest only” to an amortization of principle over a 20-year period on May 27, 2023; however, per amendment of the LOC, interest only payments have been extended through May 27, 2024 (at which time the LOC will convert to amortization of the then outstanding indebtedness over a 20-year period, plus interest as accrued). The LOC will mature on May 27, 2028 and all outstanding indebtedness and interest on such indebtedness will be become due. See Note 6 – Subsequent Events.

Year	Payment	Principal	Interest
2024	261,819	124,791	137,029
2025	523,639	256,701	266,938
2026	523,639	266,494	257,145
2027	523,639	276,661	246,978
2028	6,535,167	6,435,353	99,814
Total	8,367,903	7,360,000	1,007,903

b)	Under the terms of the loan agreement, the Company has a reserve bank account with Capstar Bank that originally held $1.95 million of restricted cash as collateral for the line of credit. Pending integration of CapStar Bank with Old National Bank via their merger, the restricted cash was being made available for payment of interest and fees on the outstanding indebtedness under the Company’s LOC

To secure this loan, the Borrower executed that certain Deed of Trust, Assignment of Rents and Lease and Security Agreement, dated May 27, 2021, of record in Book R2738, page 650, Register’s Office for Maury County, Tennessee, as modified and amended from time to time (the “Deed of Trust”); and that certain Assignment of Rents and Leases, dated May 27, 2021, of record in Book 2738, page 670, Register’s Office for Maury County, Tennessee (the “ARL”).

Kelly Frey, our CEO, has agreed to personally guaranty the LOC and executed and delivered a Continuing Guaranty, dated May 27, 2021 (collectively, the “Guaranty”; the Agreement, Note, Deed of Trust, ARL, Guaranty and all documents executed and delivered to Lender to document and evidence the Loan are collectively the “Loan Documents”).

c)

The Company (“Borrower”) entered into certain short term loan agreements (the “Notes”) totaling $1.25M with certain equity members of the Valiant special purpose companies that owned equity in Worldwide Stages Spring Hill, LLC and/or Worldwide Stages Spring Hill Realty, LLC. Under the terms of the Notes, interest accrues on the outstanding principal balance of these Notes at the rate of twelve (12%) percent per annum, simple interest and shall be calculated on the basis of a 360-day year. Four of these Notes matured on October 15, 2023 and the fifth matured on November 15, 2023. The Company was not able to negotiate an extension of the payment terms of the Valiant Notes and the holders of the October Valiant Notes filed a complaint in the Federal Court for the Middle District of Tennessee against the Company (which complaint was ultimately dismissed with prejudice to refiling on 11/1/2024). No claims against the Company have been made by the holder of the November Valiant Note (and the Company continues to accrue all interest due under the November Valiant Note in its 2023 and subsequent financial reports) (see Note 6 – Subsequent Events).

NOTE 4: RELATED PARTY TRANSACTIONS AND MEMBER/EQUITY OWNERSHIP

As part of the “roll up” transaction and mergers of the predecessors into the Company:

●	the Operating Agreements of the predecessors were replaced by a corporate charter and corporate bylaws and

●	the equity members of the predecessors were issued shares in the Company pursuant to the terms of the terms of the Agreement of Reorganization and Plan of Merger of Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, Worldwide Stages Spring Hill Reality, LLC (the predecessors) and Worldwide Stages, Inc. (as the surviving entity of the merger of the predecessors into the Company) dated March 6, 2023 (the “Agreement of Reorganization and Plan of Merger”).

As a result of the Agreement of Reorganization and Plan of Merger, the security holders of the Company immediately after the Regulation A qualification were as set out below:

Security Holder	Class A Common	Class A Preferred	Class B Preferred
Issued	5,500,000	3,000,000	2,500,000

Mark Long	839,695	274,809	91,603
Shane Ellis	839,695	274,809	91,603
Kelly Frey	2,854,962	934,351	311,450
Valiant Worldwide Stages Re Cap, LLC	965,649	316,031	105,344
Valiant Worldwide Stages Spring Hill, LLC		1,200,000	400,000
Valiant Worldwide Stages Spring Hill Reality, LLC			1,500,000

The senior management of Valiant Wealth Management, LLC (“Valiant”) owns Valiant Worldwide Stages Re Cap, LLC. Valiant Op Co and Valiant Prop Co are owned by various/different sets of investors whose funds are managed by the senior management of Valiant and are under the control of Valiant senior management.

As a result of the preferential voting rights of the Class A Common Shareholders set out in the Charter and Bylaws of the Company, Kelly Frey, the CEO of the Company, holds a majority of votes for all shareholders of the Company. Mr. Frey also has a five-year employment agreement with the Company.

The Company assumed the prior liabilities of the predecessors with respect to the July 23, 2021 Installment Purchase Agreements with Founder Mark Long and Founder Shane Ellis, respectively. These Installment Purchase Agreements were amended as of October 9, 2023 to provide for the extension of 2023 payments until the due date of the respective payments in 2024.

The chart below summarizes the payments made to Mr. Long and Mr. Ellis in 2021 and 2022, along with the original obligations for 2023 and 2024, both of which obligations are now due on the third anniversary of the Installment Purchase Agreements (in 2024).

Equity Purchase Agreements

	For Year Ended 31-Dec	Payment Obligation	Remaining Payment Obligation
Mark Long
	2021		3,080,500
	2022	168,000	2,912,500
	2023	1,187,500	1,725,000
	2024	1,725,000	-

Shane Ellis
	2021		3,080,500
	2022	168,000	2,912,500
	2023	1,187,500	1,725,000
	2024	1,725,000	-

NOTE 5: GOING CONCERN

Since its inception, the Company has incurred significant operating losses and negative cash flows from operations and from the cost of remodeling, construction & design costs of preparing the facility for use by production tenants.

The Company’s operating losses and cash flows were negatively impacted as a result of the WGA and SAG-AFTRA strikes May 2, 2023 and July 14, 2023 (respectively). Since two of the Company’s main target demographics for use of its facilities are the TV and film industry, the WGA and SAG-AFTRA strikes significantly and adversely effected the Company’s client services revenues. These losses are not an indication of future performance; however, the TV and film production industry has not as of the date of this filing reached pre-strike levels and Company anticipates that reduced client services revenues will continue until TV and film production both reach their pre-strike levels.

The Company’s operating losses and cash flows were also negatively impacted as a result of termination of certain leases in 2023 by long term tenants. While the Company has been successful in replacing the Facility Revenue of the terminated leases from the comparable reporting period in 2023, there can be no assurances that the Company can continue to lease commercial space at this rate (or at comparable commercial rates) in the future.

The reluctance of CapStar Bank to release funds post-acquisition under the terms of the LOC or to release cash reserves other than to service its own debt facility has had a significant and detrimental effect on the liquidity of the Company. The acquisition of CapStar Bank by Old National (and resultant changes in management and administration of the Company’s LOC) has also had a significant and detrimental effect on the Company. The Company is seeking to replace the CapStar LOC with a fully funded debt facility; however, there is no guarantee that it will be able to do so in a timely manner.

The Company was also seeking significant new equity funding via sale of its securities under Regulation A of the Securities Act of 1933. However, the Company was unable to achieve significant sales of its securities via this Regulation A offering as of June 30, 2024. As a result of the Company’s inability to meet the 1-K filing requirements of the SEC with respect to such offering in 2024, the Company voluntarily suspended selling or offering to sell its securities (prior to the date of such noncompliance), pending the Company’s ability to comply with such SEC recurrent reporting requirements. The inability to achieve significant sales of its securities via this Regulation A offering during this reporting period (or continuing offers to sell or sales of its securities after April 1, 2024 pending compliance with SEC report requirements) has had a detrimental effect on the finances of the Company.

The success of the Company is significantly related to general economic conditions and, accordingly, the Company could be harmed by increasing interest rates and/or an economic slowdown or downturn in real estate asset values, the work stoppage in the entertainment industry related to the WGA and SAF-AFTRA strikes or other interruptions in entertainment production, and/or leasing activities. During an economic downturn, it may also take longer for the Company to acquire leases at full rates/capacity. Such a downturn could also detrimentally affect the Company’s ability to finance, refinance and/or dispose of under-utilized personal property or real estate owned as the selling prices may be lower than originally anticipated. Further, the Company’s exposure to adverse general economic conditions is heightened by any bank lending or other use of leverage used to finance operations or properties, including the LOC (under which CapStar has been unable or unwilling to fully fund post-acquisition).

All of the conditions described above could materially and adversely affect the Company’s performance and profitability. In addition, in an extreme deterioration of economic conditions, the Company could have insufficient liquidity to meet its debt service obligations when they come due in the future. If the Company fails to meet its payment or other obligations under the loan agreements, the lenders under such agreements will be entitled to proceed against the collateral securing such debts, if any, including and up to all of the Company’s assets up to the total principal indebtedness. As such, the Company has concluded that there is substantial doubt about its ability to continue as a going concern as of the date these financial statements are issued.

NOTE 6: SUBSEQUENT EVENTS

The Company closed a $14M lending facility with JGB Capital and its affiliates (the “lender”) on September 26, 2024. This lending facility is secured by a mortgage on the real estate owned by the Company and a security interest in “all assets” of the Company. The net proceeds from this debt facility were used by the Company to:

●	retire all of the previous CapStar debt in the amount of $7,315,355 (and release all claims and liens against the Company held by CapStar Bank/Old National Bank),

●	settle the outstanding complaints against the Company filed by the October Valiant Noteholders ($1,000,001), Brent Hyams ($410,000), Mark Long, and Shane Ellis,

●	acquire an adjoining 18 acres of real estate, and

●	provide operating liquidity to the Company.

The financial statements were approved by management and available for issuance on December 30, 2024. Subsequent events have been evaluated through this date.

Item 4. Exhibits

EXHIBIT INDEX

Exhibit 2.1 –	Charter of Worldwide Stages, Inc. (incorporated by reference from Exhibit 2.1 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 2.2 –	Bylaws of Worldwide Stages, Inc. (incorporated by reference from Exhibit 2.2 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 3.1 –	Instruments defining the rights of securities holder (see Exhibits 2.1 and 2.2)
Exhibit 4.1 –	Form of Subscription Agreement (incorporated by reference from Exhibit 4.1 to the Issuer’s Offering Statement on Form 1-A/A filed with the Commission on September 20, 2023)
Exhibit 6.1 –	Amended and Restated Construction Loan and Security Agreement with CapStar Bank dated August 10, 2023 (incorporated by reference from Exhibit 6.1 to the Issuer’s Current Report on Form 1-U filed with the Commission on July 19, 2023)
Exhibit 6.2 –	Property Management and Consulting Services Agreement with Valiant Wealth, LLC dated May 27, 2021 (incorporated by reference from Exhibit 6.4 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 6.3 –	Employment Agreement with Kelly Frey, Sr. dated as of April 15, 2021 (incorporated by reference from Exhibit 6.5 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 6.4 –	Manager/Guaranty Agreement dated May 27, 2021 with Kelly L. Frey, Sr. (incorporated by reference from Exhibit 6.6 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 6.5 –	First Amended Independent Contractor Agreement dated May 27, 2022 with The Q Advisors LLC (incorporated by reference from Exhibit 6.7 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 6.6 –	Employment Agreement with Tory Moore dated as of May 10, 2023 (incorporated by reference from Exhibit 6.8 to the Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 6.7 –	Employment Agreement with Trevor S. Williams dated as of May 10, 2023 (incorporated by reference from Exhibit 6.9 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 6.8 –	Consulting Services Agreement dated April 15, 2021 between Worldwide Stages, LLC and On Track Productions, LLC (Shane Ellis) (incorporated by reference from Exhibit 6.8 to the Issuer’s Annual Report on Form 1-K filed with the Commission on December 30, 2024)
Exhibit 6.9 –	Installment Purchase Agreement dated July 23, 2021 between Worldwide Stages, LLC and Shane Ellis (incorporated by reference from Exhibit 6.9 to the Issuer’s Annual Report on Form 1-K filed with the Commission on December 30, 2024)
Exhibit 6.10 –	Third Amendment dated October 2024 to Installment Purchase Agreement between Worldwide Stages, LLC and Shane Ellis (incorporated by reference from Exhibit 6.10 to the Issuer’s Annual Report on Form 1-K filed with the Commission on December 30, 2024)
Exhibit 6.11 –	Consulting Services Agreement dated April 15, 2021 between Worldwide Stages, LLC and Mark Long (exhibit omitted because substantially the same in all material respects as Exhibit 6.8)
Exhibit 6.12 –	Installment Purchase Agreement dated July 23, 2021 between Worldwide Stages, LLC and Mark Long (exhibit omitted because substantially the same in all material respects as Exhibit 6.9)
Exhibit 6.13 –	Third Amendment dated October 2024 to Installment Purchase Agreement between Worldwide Stages, LLC and Mark Long (exhibit omitted because substantially the same in all material respects as Exhibit 6.10)
Exhibit 6.14 –	Secured Promissory Note dated September 2024 among Worldwide Stages, Inc and the lenders party thereto in the aggregate principal sum of $14,000,00 (incorporated by reference from Exhibit 6.14 to the Issuer’s Annual Report on Form 1-K filed with the Commission on December 30, 2024)
Exhibit 7.1 –	Agreement of Reorganization and Plan of Merger of Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, Worldwide Stages Spring Hill Realty, LLC and Worldwide Stages, Inc. dated as of March 6, 2023 † (incorporated by reference from Exhibit 7.1 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 7.2 –	Amendment No. 1 dated April 20, 2023 to the Agreement of Reorganization and Plan of Merger of Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, Worldwide Stages Spring Hill Realty, LLC and Worldwide Stages, Inc. dated as of March 6, 2023 (incorporated by reference from Exhibit 7.2 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 8.1 –	Form of Escrow Agreement (incorporated by reference from Exhibit 8.1 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

†	Certain confidential information contained in this Exhibit has been redacted pursuant to the Instruction to Item 17 of Form 1-A.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 31, 2024.

WORLDWIDE STAGES, INC

By:	/s/ Kelly Frey, Sr.
Name:	Kelly Frey, Sr.
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Kelly Frey, Sr		Director and Chairman, President and Chief Executive Officer	December 31, 2024
Name:	Kelly Frey, Sr.	(Principal Executive Officer)

/s/ Phil Sims		Interim Chief Financial Officer	December 31, 2024
Name:	Phil Sims	(Principal Financial and Accounting Officer)

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